OMB APPROVAL
OMB NUMBER
EXPIRES
EST. AVG. BURDEN HRS. PER RESPONSE

08025473

U.S. SECURI[illegible] OMMISSION
WASHINGTON, D.C. 20549

	FACING PAGE	
Annual Audited Report Form X-17A-5—Part III	Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC File No. 8-16600

REPORT FOR THE PERIOD BEGINNING January 1, 2007 **AND ENDING** December 31, 2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer: **Official Use Only**
Wells Fargo Institutional Securities, LLC

Firm ID No.

Address of Principal Place of Business:
(Do not use P.O. Box No.)

PROCESSED
MAR 05 2008
THOMSON
FINANCIAL

608 Second Avenue South, 10th Floor
(No. and Street)

Minneapolis	Minnesota	55479
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report
Joan C. Niedfeldt
612-667-5962
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG

(Name—if individual, state last, first, middle name)

4200 Wells Fargo Center, 90 South Seventh Street, Minneapolis, MN 55402
(Address) **City** **State** **(Zip Code)**

Check One:
X Certified Public Accountant
___ Public Accountant
___ Accountant not resident in U.S. or any of its possessions.

SEC
Mail Processing
Section
FEB 27 2008
Washington, DC
103

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3.91)

OATH OR AFFIRMATION

I, Joan C. Niedfeldt, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of Wells Fargo Brokerage Services, LLC as of December 31, 2007 is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

JEAN M. MOSLEY
Notary Public
Minnesota
My Commission Expires January 31, 2010

Jean M. Mosley
Notary Public

Joan C. Niedfeldt

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ___ (c) Statement of Income (Loss).
- ___ (d) Statement of Cash Flows.
- ___ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ___ (g) Computation of Net Capital.
- ___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ___ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ___ (m) A copy of the SIPC Supplemental Report.
- ___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

KPMG

WELLS FARGO INSTITUTIONAL SECURITIES, LLC

Statement of Financial Condition

December 31, 2007

[With Independent Auditors' Report Thereon]

WELLS FARGO INSTITUTIONAL SECURITIES, LLC

Table of Contents

KPMG

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Board of Governors and Member
Wells Fargo Institutional Securities, LLC:

We have audited the accompanying statement of financial condition of Wells Fargo Institutional Securities, LLC (the Company), a wholly owned subsidiary of Wells Fargo Institutional Funding, LLC whose ultimate parent is Wells Fargo & Company, as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Wells Fargo Institutional Securities, LLC as of December 31, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 22, 2008

WELLS FARGO INSTITUTIONAL SECURITIES, LLC

Statement of Financial Condition

December 31, 2007

(In thousands)

Assets		
Cash and cash equivalents (note 2)	$	1,257
Receivable from brokers, dealers and clearing organizations (note 3)		14,145
Securities owned:		
Marketable, at fair value, including $184,404 of securities pledged (notes 4 and 5)		224,904
Securities purchased under agreements to resell (note 5)		107,691
Due from affiliates (note 6)		711
Accrued interest receivable		741
Fixed assets, net of accumulated depreciation of $240		3
Other assets		453
Total assets	$	349,905
Liabilities and Member's Equity		
Liabilities:		
Short-term borrowings from affiliates (note 6)	$	10,750
Securities sold, not yet purchased, at market value (note 4)		49,784
Securities sold under agreements to repurchase (note 5)		229,470
Other liabilities and accrued expenses		2,065
Total liabilities		292,069
Commitments and contingencies (note 7)		
Member's equity		57,836
Total liabilities and member's equity	$	349,905

See accompanying notes to statement of financial condition.

(1) Organization and Nature of Operations

Wells Fargo Institutional Securities, LLC (WFIS) is a wholly owned subsidiary of Wells Fargo Institutional Funding, LLC (WFIF) whose ultimate parent is Wells Fargo & Company (WFC). WFIS' primary activities are institutional securities brokerage, fixed income trading and underwriting. WFIS is registered with the Securities and Exchange Commission (the SEC) as a broker/dealer and has branch offices located in the western United States. WFIS clears all transactions on a fully disclosed basis through Wells Fargo Brokerage Services, LLC (WFBS), an affiliated broker/dealer.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and money market investments. Cash and cash equivalents exclude amounts segregated under federal or other regulations. Cash equivalents are part of the cash management activities of WFIS.

(b) Fair Value of Financial Instruments

WFIS' securities owned and securities sold, not yet purchased are recorded at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In connection with WFIS' adoption of Statement of Financial Accounting Standards No. 157 *Fair Value Measurements* (SFAS 157), WFIS categorizes its assets and liabilities that are accounted for at fair value in the statement of financial condition into a fair value hierarchy as defined by SFAS 157. The fair value hierarchy is directly related to the amount of subjectivity associated with the inputs utilized to determine the fair value of these assets and liabilities. See note 10 for further information about the fair value hierarchy and WFIS' assets and liabilities that are accounted for at fair value.

(c) Receivable from Brokers/Dealers

Amounts receivable from brokers/dealers consist primarily of the contract value of securities which have not been delivered as of the date of the statement of financial condition. Receivables from brokers/dealers are recorded on a trade-date basis.

(d) Securities Under Agreement to Resell and Repurchase

Resale and repurchase agreements are carried at contract amounts reflective of the amounts at which the securities will be subsequently reacquired or resold, plus accrued interest. WFIS monitors the contract amounts of resale and repurchase agreements on a daily basis, with additional collateral obtained or refunded as necessary.

(e) Fixed Assets

Furniture and equipment are stated at cost less accumulated depreciation and amortization, and are depreciated using the straight-line method over the estimated useful life of the asset, generally three

to five years. Leasehold improvements are amortized using the straight-line method over the lesser of the respective lease term or the estimated life of the improvement.

(f) *Income Taxes*

WFIS and WFIF, the sole member of WFIS, are both wholly owned limited liability companies and do not file their own income tax returns. Instead, the results of WFIS' operations are included in the income tax returns of Wells Fargo Credit, Inc. (WFCI), WFIF's sole member. WFIS does not pay income taxes to WFCI, does not have a tax sharing agreement with WFCI, and management does not have the intention of changing these facts. Thus, WFIS has many attributes of a pass-through entity and income taxes are not presented in its statement of financial condition. In addition, WFIS adopted FASB Interpretation No. 48 *Accounting for Uncertainty in Income Taxes* (FIN 48) and due to the lack of a tax sharing agreement, provisions associated with uncertain tax positions are not applicable.

(g) *Use of Estimates*

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition.

(3) Receivable from Brokers, Dealers and Clearing Organizations

Amounts receivable from brokers, dealers and clearing organizations consist of approximately $14.1 million due from WFBS, of which $12.9 million was related to unsettled trades.

(4) Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased consist of trading securities at fair values are as follows (in thousands):

		Owned	Sold, not yet purchased
U.S. Government and government agency obligations	$	205,360	49,534
Certificates of deposit		11	—
State and municipal obligations		14,818	250
Corporate bonds, debentures and notes		4,715	—
	$	224,904	49,784

Securities sold, not yet purchased represent obligations of WFIS to deliver the specified security at the contracted price, and thereby create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk, as WFIS' ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

(In thousands)

(5) Securities Sold Under Agreements to Resell and Repurchase

Resale and repurchase agreements are collateralized primarily with U.S. Government or government agency securities. Such agreements provide WFIS with the right to maintain the relationship between the market value of the collateral and the receivable or payable. As clearing agent for WFIS, WFBS generally takes physical possession of the collateral underlying WFIS' resale agreements.

WFIS' risk with regard to resale agreements is the failure of the counterparty to the transaction to perform its obligation under the transaction and the balance of the receivable exceeds the market value of the underlying collateral. WFIS' risk with regard to repurchase agreements is the failure of the counterparty to the transaction to perform its obligation under the transaction and the market value of the underlying collateral exceeds the balance of the corresponding payable. WFIS monitors the contract amounts of resale and repurchase agreements on a daily basis, with additional collateral obtained or refunded as necessary.

At December 31, 2007, the market value of collateral held for resale agreements and the market value of securities pledged for repurchase agreements approximated the amounts due.

At December 31, 2007, WFIS has received collateral under resale agreements that it is permitted by contract or custom to sell or repledge of $108.8 million. Of this amount, $57.9 million has been repledged. At December 31, 2007, WFIS has pledged collateral of $242.3 million under repurchase agreements that counterparties are permitted by contract or custom to sell or repledge. This amount, less that repledged under resale agreements, is included in securities owned on the statement of financial condition.

(6) Related Party Transactions

In the ordinary course of business, WFIS enters into material transactions with other affiliates of WFC.

Short-term borrowings from affiliates represent borrowings from Wells Fargo Bank, N.A. (the Bank) and WFC, which are primarily used to finance WFIS' trading activities. Short-term borrowings from the Bank are collateralized by trading securities and short-term borrowings from WFC are unsecured. WFIS pays interest on these borrowings at interest rates approximating commercial lending rates. At December 31, 2007, WFIS has pledged $11 million in government securities collateral under a $10.8 million short-term borrowing with the Bank. This pledged amount is included in securities owned on the statement of financial condition. At December 31, 2007, WFIS has debt outstanding with WFC and the Bank of $0 and $10.8 million, respectively.

(7) Commitments and Contingencies

In the normal course of business, there are various lawsuits, claims, and contingencies pending against WFIS which, in the opinion of management, will be resolved with no material impact on WFIS' financial position.

(8) Net Capital Requirements

WFIS is subject to the Uniform Net Capital Rule 15c3-1 (the Rule) under the Securities Exchange Act of 1934. WFIS has elected to compute net capital under the alternative provisions of the Rule, which require WFIS to maintain net capital, as defined, of $250 thousand. At December 31, 2007, WFIS' net

(In thousands)

capital was approximately $55.2 million, which exceeded the minimum net capital requirement of $250 thousand by $54.9 million.

WFIS is exempt from provisions of SEC Rule 15c3-3, *Customer Protection: Reserves and Custody of Securities.* Accordingly, the Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements is not required.

(9) Employee Benefits

WFIS participates in certain employee benefit plans sponsored by WFC. The costs associated with WFIS employees are allocated to WFIS.

WFIS' employees are eligible for benefits under WFC's defined contribution 401(k) Plan. Under the 401(k) Plan, each eligible employee may contribute up to 25% of their pretax certified compensation, although there may be a lower limit for certain highly compensated employees in order to maintain the qualified status of the 401(k) Plan. Eligible employees who complete one year of service are eligible for matching company contributions, which are generally a dollar for dollar match up to 6% of an employee's certified compensation. The matching contributions generally vest over four years.

WFIS also participates in WFC's noncontributory qualified defined benefit retirement plans that cover substantially all employees. The projected benefit obligations and fair value of plan assets relating to only WFIS' employees are not available.

Certain WFIS employees participate in various WFC stock-based employee compensation plans, which provide for awards of incentive and nonqualified stock options, stock appreciation rights, restricted shares, restricted share rights, performance awards and stock awards without restrictions. Options must have an exercise price at or above fair market value (as defined in the plan) of the stock at the date of grant and a term of no more than 10 years.

(10) Fair Value of Assets and Liabilities

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 *Fair Value Measurements* (SFAS 157). This statement defines fair value, establishes a framework for measuring fair value in U.S. generally accepted accounting principles, and expands disclosures about fair value measurements. WFC and WFIS adopted this statement on January 1, 2007.

Securities owned and securities sold, not yet purchased as well as money market fund investments are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value future of cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions.

In accordance with SFAS 157, WFIS groups its financial assets and financial liabilities measured at fair value in three levels, based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect WFIS' own estimates of assumptions market participants would use in pricing the asset or liability. Valuation techniques include use of discounted cash flow models, option pricing models, and similar techniques.

Level 1 securities include those traded on the active exchange, such as the New York Stock Exchange, as well as U.S. Treasury, other government and agency mortgage-backed securities that are traded by dealers or brokers in active over-the-counter markets. Level 2 securities include collateralized mortgage obligations, municipal bonds and corporate debt securities.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2007, are as follows (in thousands):

Description		Total	Level 1	Level 2	Level 3
Securities owned	$	224,904	205,360	19,544	—
Cash and cash equivalents*		1,257	1,257	—	—
Total assets	$	226,161	206,617	19,544	—
Securities sold, not yet purchased	$	49,784	49,534	250	—

* Represents money market fund investments.

(11) Financial Instruments with Off-Balance-Sheet Risk

WFIS clears all transactions for its customers on a fully disclosed basis through WFBS. Nonetheless, WFIS is liable to the clearing firm for its customers' and brokers' transactions.

Customers are required to complete their transactions on the settlement date, generally three business days after the trade date. WFIS is, therefore, exposed to risk of loss on these transactions in the event of the customers' or brokers' inability to meet the terms of their contracts, in which case WFIS may have to purchase or sell financial instruments at prevailing market prices. WFIS has established procedures to reduce this risk by requiring its customers to deposit funds with WFBS for certain types of trades.

WFIS seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. WFIS monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary. Market declines could, however, reduce the value of collateral below the amount loaned plus accrued interest, before the collateral could be sold. The impact of unsettled transactions is not expected to have a material effect upon WFIS' statement of financial condition.

As a broker/dealer in securities, substantial portions of WFIS' transactions are collateralized. WFIS' exposure to credit risk associated with the nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets that may impair customers' or counterparties' ability to satisfy their obligations to WFIS. WFIS does not believe it has any significant concentrations of credit risk.

In the normal course of business, WFIS enters into underwriting commitments. Transactions relating to such underwriting commitments, that were open at December 31, 2007, have subsequently settled and had no material effect on WFIS' statement of financial condition for the year ended December 31, 2007.

WFIS enters into various financial instruments, including delayed deliveries, mortgage-backed to-be-announced securities (TBAs), and securities purchased and sold on a when-issued basis (when-issued securities). These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.